Exhibit 99.B(h)(9)(b)

SCHEDULE A

TO THE EXPENSE LIMITATION AGREEMENT DATED February 17, 2016

BETWEEN

VICTORY VARIABLE INSURANCE FUNDS AND

VICTORY CAPITAL MANAGEMENT INC.

OPERATING EXPENSE LIMITS AS OF MAY 1, 2020

Fund/Class December 31 FYE Funds	Maximum Operating Expense Limit	Date of Termination	Effective Date of Waiver*
Victory Variable Insurance Diversified Stock Fund	1.02%	30-Apr-2021	1-May-2020
Victory High Yield VIP Series	0.89%	30-Apr-21	1-May-20
Victory INCORE Investment Quality Bond VIP Series	0.56%	30-Apr-21	1-May-20
Victory INCORE Low Duration Bond VIP Series	0.53%	30-Apr-21	1-May-20
Victory Sophus Emerging Markets VIP Series	1.35%	30-Apr-21	1-May-20
Victory RS International VIP Series	0.93%	30-Apr-21	1-May-20
Victory RS Large Cap Alpha VIP Series	0.55%	30-Apr-21	1-May-20
Victory RS Small Cap Growth Equity VIP Series	0.88%	30-Apr-21	1-May-20
Victory S&P 500 Index VIP Series	0.28%	30-Apr-21	1-May-20

A-1